		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 13, 14	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Gwendoline Allison	Mark J. Longo, 3
		Aaron B. Singer	L.K. Larry Yen, 11	Amy A. Mortimore
		Jane Glanville	Richard T. Weiland	Allyson L. Baker, 3
		Warren G. Brazier, 5	Veronica P. Franco	Krista Prockiw
		Jeffrey F. Vicq, 4	Brent C. Clark	Conrad Y. Nest, 11
		C. Michelle Tribe	James T. Bryce	Jonathan C. Lotz, 9
		Cam McTavish	Lisa D. Hobman	Valerie S. Dixon
		Satinder K. Sidhu	Tasha L. Coulter	Kari Richardson
		Vikram Dhir, 1	Adam M. Dlin	Marta C. Davidson
		Rina J. Jaswal	Sarah W. Jones	Michal Jaworski
Reply Attention of	Ethan P. Minsky	Jun Ho Song, 5, 9, 12	Shauna K.H. Towriss	Anna D. Sekunova
Direct Tel.	604.643.3151	Kyle M. Wilson	Kristine P. All	Pratibha Sharma
EMail Address	epm@cwilson.com	Angela M. Blake	Seva Batkin	David A. Hunter
Our File No.	33630-0001 / CW2870345.5	Matthew R. Ely

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada	United States	International
	1 Alberta	5 California	13 Hong Kong
	2 Manitoba	6 Colorado	14 United Kingdom
	3 Ontario	7 District of Columbia
	4 Saskatchewan	8 Florida
9 New York
October 20, 2009		10 Virginia
11 Washington
12 Nevada

BY EDGAR AND BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
USA

Attention:	Anne Nguyen Parker
Branch Chief
- and -
Sean Donahue

Dear Sirs/Mesdames:

Re:	Manas Petroleum Corporation
Registration Statement on Form S-1
Filed July 30, 2009
File No. 333-160917

Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed July 23, 2009
Form 10-Q/A for the Quarter Ended March 31, 2009
filed July 24, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 333-107002

     Thank you for your letter of August 27, 2009 with respect to the above-noted filings by Manas Petroleum Corporation (the "Company" and “Registrant”). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

HSBC Building	800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314	www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Registration Statement on Form S-1

General

1.	We will not be able to accelerate the effectiveness of your Form S-1 until you have cleared comments on your Form 10-K and related filings.

The Registrant notes the Staff’s comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

2.

You state that you are a “development stage company”, which is a phrase commonly used in the financial statements of companies in other industries. The words “development” and “production” have very specific meanings under Rule 4-10 of Regulation S-X. A reference to “development stage” would mean that you are engaged in preparing proved oil and gas reserves for production. If you do not have any “proved oil and gas reserves”, as defined by Rule 4-10, please remove the terms “develop” and “development” that are used in the context of oil and gas production throughout the document, and replace them, as needed, with the terms “explore” or “exploration”. This includes the using of those terms in the financial statements titles and footnotes.

In the Annual Report and the Amendment, the Registrant identifies itself and its operations as a “development stage company” under the definition set out in Regulation S-X, Article 1-02(h) and guidance found in Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development-Stage Enterprises. Regulation S-X, Article 1-02(h) sets forth the conditions for determining if an enterprise is to be considered to be a “development stage company.” Further, paragraph 8 of SFAS No. 7 sets forth the conditions for determining if an enterprise is to be considered to be in the “development stage” and paragraph 9, which describes enterprises that are typically in the development stage, cites enterprises exploring for natural resources or developing natural resources as being in the “development stage.”

We note that the terms “development stage,” “production stage” and “exploration stage” are not defined in Rule 4-10 of Regulation S-X. We believe that this comment is based on the definitions appearing in the Securities Act Industry Guide 7 – Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Commission’s Disclosure Guides. The same definitions do not appear in Guide 2 - Disclosure of Oil and Gas Operations. However, the Staff suggests by its comment that the Registrant should disclose its activities as in the “exploration stage” in compliance with Industry Guide 7. We have noted the differences between Guide 2 and Guide 7, which by its terms is not applicable to oil and gas activities, relating to disclosure of the stage of activities of issuers. Guide 7 contains specific definitions of the terms “exploration stage,” “development stage” and “production stage” applicable to mining and mineral reserves. Based on those definitions, Guide 7 instructs issuers that mining companies “in the exploration phase should not refer to themselves as development-stage companies in the financial statements, even though such companies should comply with FASB Statement No. 7, if applicable.” Guide 2 contains no guidance or definitions regarding the stage of activities of issuers.

We respectfully submit that, in light of the Registrant’s history of referring to itself in its financial statements as a development stage company and the conformity of its disclosure with Guide 2 and treating Guide 7 as inapplicable disclosure guidance, a reference to the Registrant’s operations as being in the “exploration stage” is likely to create confusion and a lack of clarity as to the context in which the term is used in the context of the Registrant’s financial statements and in describing its oil and gas operations. The absence of any definitions or instructions in Guide 2, similar to those appearing in Guide 7, leaves the term “exploration stage” without any clear meaning in the context of oil and gas disclosure under Guide 2 or Rule 4-10 of Regulation S-X. Further, the use of the term development stage company in the financial statement titles and footnotes are to comply with SFAS No. 7, paragraph 12.

Accordingly, we request the Staff’s concurrence with our view that describing the Registrant’s operations as in the “exploration stage” is not required. Going forward we will review our use of the word “development” outside of the financial statements and revise the wording where there could be confusion to the user of the Registrant’s financial statements.

Notes to Consolidated Financial Statements

Note 3 – Accounting Policies, page 2

Stock-based Compensation, page 5

3.

You have restated your financial statements to account for stock options issued to non-employees by remeasuring the fair value of these stock options at each reporting period. Please provide us with the terms of the stock option grants to non-employees that support the remeasurement to fair value at each reporting period under EITF 96-18. In your response, please also identify the individuals that you have determined do not meet the definition of an employee. Please refer to the definition of employee in Appendix E to SFAS 123(R).

The two individuals that the Registrant has determined do not meet the definition of an employee are Robert Knight and Steven A. Sanders. Neither is currently providing services to the Registrant.

Prior to completion of the share exchange transaction whereby the Registrant acquired DWM Petroleum AG, the Registrant had disclosed that Robert Knight was the owner of Capilano Holdings Limited, a privately held Georgia corporation with an address at 114 W. Magnolia Street, #446, Bellingham WA 98225. According to the Registrant’s SB-2 filed July 14, 2003 (as amended by amendments on Form SB-2/A filed October 20, 2003, December 23, 2003, February 12, 2004, March 1, 2004, April 20, 2004, August 20, 2004, November 2, 2004, December 21, 2004 and January 27, 2005), Capilano Holdings Limited sublet office space to the Registrant at its W. Magnolia Street address pursuant to an oral agreement. In addition, Capilano Holdings Limited was the beneficial owner of 150,000 shares of the Registrant’s common stock. Also as disclosed in the Registrant’s SB-2, as amended, Mr. Knight served as a financial services consultant to the Registrant during its fiscal years ended March 31, 2004 and 2003, and Capilano Holdings Ltd. provided consulting services to the Registrant during its fiscal years ended March 31, 2003 and 2002. After completion of the April 10, 2007, transaction, Mr. Knight continued to provide consulting services to the Registrant pursuant to an oral agreement on an “as-needed” basis. After April 10, 2007, Mr. Knight’s services were limited to assisting the Registrant in complying with its periodic reporting obligations under the Securities Exchange Act of 1934.

Steven A. Sanders was a member of the Registrant’s Board of Directors and its corporate Secretary from March 16, 2005 until April 10, 2007, when he resigned from both of these positions simultaneously with the closing of a share exchange between the Registrant and the former shareholders of DWM Petroleum AG whereby the Registrant acquired all of the shares of DWM Petroleum AG. [This transaction is fully disclosed in a Form 8-K filed with the Commission on April 16, 2007, as amended by Form 8-K/A filed February 15, 2008]. Both before and after completion of this share exchange transaction, the law firm of Sanders Ortoli Vaughn-Flam Rosenstadt LLP (and prior to that, Rubin, Bailin, Ortoli LLP and Rubin, Bailin, Ortoli, Mayer & Baker LLP, respectively), acted as counsel to the Registrant. Mr. Sanders is a principal in the law firm of Sanders Ortoli Vaughn-Flam Rosenstadt and, on information and belief, was ‘of counsel’ to the law firms of Rubin, Bailin & Ortoli LLP and Rubin, Bailin, Ortoli, Mayer & Baker LLP.

Mr. Sanders was granted 400,000 options pursuant to a Stock Option Agreement dated May 2, 2007. Mr. Knight was granted 500,000 options pursuant to a Stock Option Agreement dated April 1, 2007. The exercise price for each grantee was $4.00, the term of the option was ten years, and the vesting period was three years which coincided with the expected provision of services to the Registrant, though each of these agreements provided for earlier termination if Mr. Sanders or Mr. Knight ceased to provide services to the Registrant.

Over the course of time, the Registrant’s need for Mr. Knight’s services diminished and it ceased to request his assistance. At the Registrant’s request, Mr. Knight has formally confirmed to the Registrant that he is no longer a consultant to the Registrant and he acknowledged that his stock option agreement was no longer in effect as of December 31, 2008.

As noted above, Mr. Sanders resigned from his offices with the Registrant on April 10, 2007. His stock options were granted on May 1, 2007, after the date of this resignation, as partial consideration for his agreement to provide legal services to the Registrant through his law firm. The Registrant no longer uses the services of Mr. Sanders’ law firm and Mr. Sanders has formally acknowledged to the Registrant that his consulting agreement with the Registrant was terminated as of December 31, 2008.

Both Mr. Knight and Mr. Sanders provided services to the Registrant as independent contractors of the Registrant. Their regulatory compliance and legal services to the Registrant were provided on an “as-needed” or “on call” basis over a period of years. The Registrant did not represent at any time that either of these individuals was an “employee” (as defined in FASB Statement 123(R) or otherwise) – the Registrant did not withhold taxes from any remuneration paid, the fees for services rendered were determined by the independent contractors based on fees paid for similar services provided in the industry, and the time and place when and where the services were rendered were at the discretion of the independent contractors except that services were not rendered unless and until a need arose and the Registrant requested that services be provided, the individuals did not receive any employee benefits from the Registrant (such as health insurance, disability insurance, etc.) and the individuals maintained their own places of business (from which, to the Registrant’s knowledge, each provides services to other clients). Accordingly, the Registrant concluded that neither Mr. Knight nor Mr. Sanders meet the definition of an employee in Appendix E to SFAS 123(R).

The Registrant notes that while SFAS 123(R) governs the accounting for stock options, EITF 96-18 provides guidance on determining the measurement date for options granted to non-employees. The transactions with Mr. Knight and Mr. Sanders did not contain a performance commitment because these non-employees had no disincentive for non-performance other than loss of the stock options attributable to the work not performed. As such, the fair value should be determined at each reporting date until the date the counterparty’s performance is complete.

Note 9 – Warrants, page 9

4.

We note that you recorded $9.4 million classified as warrants issuance expense during fiscal year 2008 in accordance with an equity sales adjustment clause in certain warrant agreements. We understand this charge was a result of repricing certain warrants due to the last equity issuance price. To further our understanding of the nature of this charge, please identify the warrant issuances that included this equity sales adjustment clause and provide a copy of this provision within the agreement. In addition, please tell us in more detail how you accounted for the cancellation of prior warrants and the issuance of repriced warrants that resulted in the $9.4 million charge. In your response, please cite the accounting literature to support the accounting treatment.

The following warrants included the equity sales adjustment clause:

5,170,430 Series A warrants exercisable at $2.00 and issued April 10, 2007
5,170,430 Series B warrants exercisable at $4.00 and issued April 10, 2007
1,734,613 warrants exercisable at $2.00 and issued April 10, 2007
825,227 warrants exercisable at $5.50 and issued July 31, 2007
33,289 warrants exercisable at $4.50 and issued July 31, 2007
1,000,000 warrants exercisable at $2.10 and issued April 30, 2008

The equity sales adjustment clause included in each of the warrant agreements reads as follows:

“Subsequent Equity Sales. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise

Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect of an Exempt Issuance. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms (such notice the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.”

As a result of this clause, the private placement on September 4, 2008 caused the Registrant to reprice 13,933,989 warrants to $0.59 and increase the number of common shares to be issued upon exercise of these warrants to 69,966,707.

The Registrant accounted for the adjustments to the share price and number of warrants to be issued as a modification of the warrants by analogy to SFAS No. 123R, Share-Based Payment. Paragraph 51 of SFAS 123R states in part [footnotes deleted]:

A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured as follows:

Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Statement over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date…

All of the warrants were issued either to arms-length purchasers of units in private placement offerings of equity securities or as compensation to brokers or finders that assisted in locating the investors or in structuring and completing the offerings.

The Registrant analogized to FASB Technical Bulletin No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending against a Takeover Attempt. Accordingly, the Registrant treated the difference between the fair value of the warrants before the adjustments and the fair value of the warrants after the adjustments as a current expense.

The resulting repricing was considered to be a cancellation of the original warrant agreements and the issuance of new warrant agreements. The accounting impact was to record an expense for the difference in the fair value of the new warrant agreements and the fair value of the original warrant agreements immediately prior to the adjustment. The result was a charge of $9,439,775 recorded in the quarter ended September 30, 2008 and a corresponding increase in additional paid in capital.

Note 11 – Contingently Convertible Loan, page 10

5.

You disposed of 8% of your interest in Blocks XIII and XIV (the Blocks) for aggregate loan proceeds of $2.0 million and recorded a $320,000 Participation Liability. With regards to this transaction, tell us the following:

what rights or benefits have been transferred to the Loan holder as a result of the disposition, how you have accounted for the disposition of 8% of the Blocks in your financial statements, how much of the $2.0 million proceeds has been allocated to the disposition, and how the accretion of the Participation Liability for the Loan holder will be recorded in the statement of operations.

As an incentive to the loan holder, the Registrant currently holds in trust for the benefit of four beneficiaries, eight percent (8%) of its interest in its Mongolian operations (specifically lots XIII (13) & XIV (14)). Legal title to these properties is held by the Registrant’s subsidiary, Manasgobi LLC, a legal entity under the laws of Mongolia. The Registrant is in the process of transferring an aggregate of eight percent (8%) of the common shares of Manasgobi to the four beneficiaries.

The Registrant’s licenses are exploration licenses. The terms of these licenses require the Registrant to commit to undertake a certain level of exploration as established with the relevant regulatory authority in order to retain the licenses. For Blocks 13 and 14 in Mongolia the estimated cost of the minimum work plan (Phase 1) was estimated to be $4,000,000. In addition, the Registrant was required to establish two escrow accounts of $2,000,000 each to fund payment of expenses for the Phase 1 exploration of Block 13 and 14. If Phase 1 were not completed these funds are forfeit. All benefits of these costs paid by the Registrant in respect of the 8% interest will be for the benefit of the loan holder.

The Registrant allocated the proceeds received between the convertible debt instrument that was issued and the eight percent (8%) interest in Manasgobi that is being held in trust for the beneficiaries. Normally this allocation would be performed on a relative fair value basis. However, determining the fair value of the interests in the Blocks is difficult because of the status of exploration on the license (i.e. there are no proved or probable reserves). Under SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, paragraph 47h, any gain arising on the disposal of this oil field interest should be offset against previously capitalized costs with, in theory, the excess being credited to the income statement. However, in view of the Registrant’s continuing obligations to complete a prescribed course of exploration it concluded that it was not appropriate to record any gain on disposal. This is supported by SFAS No. 19, paragraph 45. Since no amount had been capitalized, the Registrant allocated a portion of the proceeds to a participation liability.

The participation liability followed a SFAS No. 5, Accounting for Contingencies, analysis with respect to the Registrant’s obligation to fund exploration costs attributable to the 8% interest. The Registrant determined that there are a range of possibilities ranging from the completion of Phase 1 only to completing Phases 1, 2 and 3. Phases 2 and 3 will only be completed if the previous phase is successful. The Registrant estimated the cost to complete Phase 1 as $4 million. The range is therefore between $4 million on the low side and the cost to complete all of the other phases on the high side. Under FIN 14, Reasonable Estimation of the Amount of a Loss an interpretation of FASB Statement No.5 when there is a range of possibilities where no point in the range is better than any other the minimum amount in the range is booked. Therefore, the Registrant recorded $320,000 (8% * the minimum exploration costs of $4 million) of the $2,000,000 to the participation liability and the balance was allocated to the convertible debt.

Upon further reflection during the preparation of Form 10-Q for the three months ended March 31, 2009, the Registrant noted that the fair value of the participation rights should have been determined at the time of issuance in analogy to APB 14, paragraph 16. The Registrant concluded that the fair value approximates the estimated costs of $320,000 and therefore the initial accounting would have been the same under either approach.

However, the reflected liability at fair value should not be adjusted through the Statement of Operations in the future for changes in estimates. The liability will only be reduced as the costs for Phase 1 are incurred. No costs have been incurred to December 31, 2008, March 31, 2009 and June 30, 2009.

6.

You have disclosed that you are responsible for the exploration costs related to the Loan holder’s 8% interest in the Blocks and recorded this as the Participation Liability. Tell us the facts and circumstances you considered in concluding that your responsibility for the exploration costs resulted in a liability incurred the date the loan was issued. Please cite any accounting standards you believe are relevant.

Please refer to the Registrant’s response to comment 5, above.

7.

We understand you identified the conversion option related to these loans as an embedded derivative with zero value at inception and as of December 31, 2008. Tell us why you believe there was zero value associated with this conversion option. Additionally, please tell us how you have valued and accounted for this embedded derivative at subsequent interim periods as of March 31, 2009 and June 30, 2009.

The conversion option is excerpted below from the contract filed with the Commission as an exhibit to the Form 8-K filed on EDGAR on August 25, 2008:

3.1 At the option of the Lender any unpaid Principal Amount plus accrued but unpaid interest may be converted into Manas common shares from any public offering including an offering on TSX. The Lender shall effect conversions by delivering to Manas the form of Notice of Conversion attached hereto as Exhibit A (a “Notice of Conversion”), specifying therein the amount of principal and interest to be converted. The Lender and Manas shall maintain records showing the Principal Amount and interest converted and the date of such conversions.

3.2 The number of shares issuable upon a conversion shall be determined by the quotient obtained by dividing (x) the outstanding Principal Amount and interest to be converted by (y) the Conversion Price (the “Conversion Shares”).

3.3 The conversion price shall be equal to the then prevailing share price of the public offering (the “Conversion Price”).

The Registrant considered the following two accounting treatments:

A)
The conversion option has a zero value since the holder can only convert the debt into equity at the date of a public offering and the conversion price is the share price (fair value) on that date. Accordingly, the Registrant concluded that the conversion option had a zero fair value.

B)
The loan is convertible at the option of the holder only in connection with a public offering at the public offering price. As such the loan was accounted for as a liability in accordance with FAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity because the financial instrument embodies a conditional obligation that the Company must or may settle by issuing a variable number of equity shares and the monetary value of the obligation is based on a fixed monetary amount known at inception.

The Registrant determined that the accounting is the same under either approach. However the Registrant decided that it was more appropriate to account for this transaction under FAS 150 and revised the disclosures in the 2009 Form 10-Qs accordingly.

Note 13 – Private Placement, page 11

8.

As part of the placement, you sold units that include an interest in rights to certain production sharing contracts for Blocks 13 and 14 (the Blocks) and recorded a $320,000 Participation Liability. With regards to this transaction, tell us the following:

what specific rights or benefits of the contract have been transferred to the unit holders, how you have accounted for this transfer of rights in your financial statements, how much of the placement proceeds has been allocated to the rights transferred, and how the accretion of the Participation Liability for the unit holders will be recorded in the statement of operations.

The same rights that were provided to the lender in the Registrant’s response to comment 5, above, were also provided to the unit holders.

9.

You have disclosed that you agreed to cover the unit holders’ share of the exploration costs on the Blocks and recorded this as the Participation Liability. Tell us the facts and circumstances you considered in concluding that your responsibility for the exploration costs resulted in a liability incurred the date the units were sold. Please cite any accounting standards you believe are relevant.

Please refer to the response to comment 6, above.

Note 23 – Restatement, page 19

10.

Your disclosures in note 23 and note 24 state the amounts previously reported for the year ended December 31, 2008 and related interim periods have been restated to the accounting for stock options to non-employees. Your disclosures on page 22 identify additional errors in accounting for a beneficial conversion feature and the adjustment to exercise prices of warrants previously issued. Please revise your restatement footnote to address these additional errors and any other errors included in the restated balances and identify the line items that have been restated.

On page 22 the Registrant is referring to incidents that occurred during the year which led them to conclude that a material weakness in its internal controls existed.

The two additional errors the Staff is referring to (accounting for a beneficial conversion feature and warrant remeasurement) occurred during the quarters ended June 30, 2008 and September 30, 2008. These errors were corrected in those quarters and prior to the issuance of the Registrant’s annual financial statements for the year ended December 31, 2008. Therefore, as the annual period was not affected by the restatement and the Registrant does not believe that further disclosure of these errors in the annual financial statements is required under SFAS No. 154, Accounting Changes and Error Corrections.

11.

On a similar matter, your disclosure on page 22 discusses errors considered in the restatement and amendment of certain Form 10-Q and Form 10-K filings that were not included and disclosed as part of your Form 8-K, Item 4.02 filing on March 31, 2009. We remind you of the requirements to file the information under Item 4.02 on Form 8-K a conclusion has been reached that previously issued financial statements should no longer be relied upon.

During prior periods stock options for consultants were accounted for under SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”) and the fair value of the stock options at grant date was expensed over the vesting period. During the preparation of the financial statements for the three months ended March 31, 2009, the Company determined that it should have accounted for stock options granted to consultants under SFAS No. 123R and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods and Services. Under this guidance the fair value of these options is periodically remeasured during the vesting period and the related expense recognized over the service / vesting period.

This was considered an error in previously issued financial statements which should be accounted for under SFAS 154, Accounting Changes and Error Corrections. Hence, prior periods would have to be restated if the error was material to any period presented. Whether the error is considered material was assessed in accordance with SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108").

The table below sets out the amount of the error under the iron curtain and rollover methods and the reported net loss before income taxes.

	FY 2007	FY 2008	Q1 2009
Net loss before income taxes	(12'824'670)	(31'126'895)	(2'209'185)
5%	(641'234)	(1'556'345)	(110'459)

Error under SAB 108 - Iron curtain			(832'655)
Conclusion	n/a	n/a	Material

Error under SAB 108 - Rollover	(10'357)	(822'298)	-
Conclusion	Immaterial	Immaterial	Immaterial

The Registrant is in the development stage and believes that a user of its financial statements is likely to consider the quantitative materiality of the income statement error by reference to the net loss before taxes. The Registrant concluded that quantitatively the error was not material to FY 2007 and FY 2008 but was material to the three month period ended March 31, 2009.

The Registrant also considered the qualitative factors as described in SAB 99:

  The application of the correct accounting policy is not an estimate, although some estimates are involved in determining the fair value of the stock options;

  The misstatement does not mask a change in earnings or other trends and does not hide a failure to meet analysts' consensus expectations for the enterprise;

  The misstatement does not change a loss into income or vice versa;

  The misstatement does not concern a segment or other portion of the Registrant's business that has been identified as playing a significant role in the Registrant's operations or profitability;

  The misstatement does not affect the Registrant's compliance with regulatory requirements;

  The misstatement does not affect the Registrant's compliance with loan covenants or other contractual requirements;

  The misstatement did not have the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;

  The misstatement did not involve concealment of an unlawful transaction.

Based on the Registrant’s qualitative and quantitative analyses, the error was not deemed material to FY 2007 and FY 2008. However, the analysis demonstrates that quantitatively the effect of the error was material to the three month period ended March 31, 2009 under the iron curtain approach.

SAB 108 states: "If the misstatement that exists after recording the adjustment in the current year financial statements is material (considering all relevant quantitative and qualitative factors), the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements." Accordingly, no Form 8-K, Item 4.02 was filed because the error was not considered material to the prior filings. However, because FY 2008 was included in the Registration Statement the Registrant amended the Form 10-K for FY 2008 in order that both existing and prospective investors had the same financial information.

Form 10-Q/A for the quarterly period ended March 31, 2009

9 – Warrants, page 15

12.

We note that you have adopted the provisions of EITF 07-5 as of January 1, 2009. We understand you believe this guidance changes your accounting for warrants outstanding as they are no longer considered indexed to your common stock and must now be recorded as a derivative at fair value. Based on disclosures in your Form 10-K/A as of December 31, 2008, you recorded $9.4 million in September 2008 to reflect the repriced warrants at fair value. Your disclosures for the quarter ended March 31, 2009 appear to reduce the fair value of these warrants by approximately $9.1 million. The significant fluctuation in the fair value of these warrants from September 2008 to January 1, 2009 is unclear. Please support the difference in the valuation of these warrants and please separately identify the amounts recorded upon adoption of EITF 07-5 and the amounts recorded for the change in fair market value from January 1, 2009 to March 31, 2009.

On September 4, 2008 the Registrant conducted a private placement which resulted in an increase of the number of and a reduction of the exercise price of warrants due to the fact that the warrant agreements contained the following repricing feature.

"Subsequent Equity Sales. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect of an Exempt Issuance. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms (such notice the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise."

Before the repricing the Registrant had 13,933,989 warrants from six series outstanding, with an exercise price ranging from $2.00 to $5.50. On September 4, 2008, the stock price closed at $0.59 and the fair value of the warrants was $559,524 before the adjustment. By reducing the exercise price to $0.59 and increasing the number of warrants to 69,966,707 the fair value increased to $9,999,300.

Please note that the Registrant has applied the Black-Scholes formula to calculate the fair value of its warrants using the following assumptions:

	04.09.2008	31.12.2008	31.03.2009	30.06.2009
Expected volatility	50%	60%	60%	90% - 150%
Expected term (in years)	remaining actual contractual life

The expected volatility is based on a peer group of companies in a similar or the same industry for a period equal to the expected term of the warrants. The risk free rate for periods within the contractual life of the warrants is based on the US treasury yield curves in effect at the balance sheet date. The expected dividend yield is 0%.

On January 1, 2009 the Registrant adopted EITF 07-5. The effect of the adoption was that the classification of the above-mentioned warrants changed from equity to liability. Beginning January 1, 2009, the warrants were accounted for at fair value in accordance with SFAS 133. The closing stock price on December 31, 2008 was $0.25 and thus the fair value dropped back to $592,804.

Until March 31, 2009 the stock price further dropped to $0.18 and the fair value declined to $92,639.

The following journal entries were recorded:

01/01/09 a)
DR	Additional paid-in capital	9,679,775
CR	Warrant liability	9,679,775

01/01/09 b)
DR	Warrant liability	9,086,971
CR	Loss carry-forward	9,086,971

03/31/09 c)
DR	Warrant liability	500,165
CR	Changes in fair value of warrants	500,165

Form 10-Q for the quarterly period ended June 30, 2009

9 – Warrants, page 14

13.	Similar to our comment above relating to the adoption of EITF 07-5, please support the $13.9 million change in fair market value of your warrants from March 31, 2009 to June 30, 2009.

Please refer to the response to comment 14, below.

14.

Additionally, we note you have reclassified approximately $8.5 million in warrants as of June 30, 2009 due to amended agreements, which delete the price adjustment clause that caused these warrants to be accounted for as a derivative under SFAS 133. Please tell us where you have reclassified these warrants to in your financial statements and how you are currently accounting for the amended warrants.

On April 10, 2009 a series of warrants expired. The total amount of 52,439,826 warrants with the repricing feature remained, while there are also 4,000,000 warrants outstanding without the repricing feature.

On May 14, the Registrant asked each holder of the Warrants that had a repricing feature to agree to amend their Warrant agreements to delete the repricing feature. As and when any of the holders of these Warrants agree to the proposed amendment, the Registrant will provide them with an amended Warrant certificate that shows the repricing feature as having been deleted. As of June 30, 2009, the following Warrant agreements had been amended and, in accordance with EITF 07-05, are considered indexed to the Registrant's own stock again, and hence needed to be reclassified into equity:

	# of				Fair value at date of
Warrant series	Warrants	Strike price	Grant date	Expiry date	reclassification
Warrant B Equity PP1	21'725'135	0.59	April 10, 2007	April 10, 2010	$6'165'981
Warrant Equity PP2 31-07-2007	2'212'435	0.59	July 31, 2007	July 31, 2009	$166'277
Brokerage Warrant PP # 1	5'812'248	0.59	April 10, 2007	April 10, 2010	$1'918'805
Brokerage Warrant PP # 2	139'958	0.59	July 31, 2007	July 31, 2009	$6'809
Debenture Warrants	889'831	0.59	April 30, 2008	April 30, 2010	$235'394
Total					8'493'267

In accordance with EITF 00-19, paragraph 10, these warrants were reclassified to stockholder's equity upon the warrant holders’ consent to remove the repricing feature. The fair value measurement date for the recorded amount in equity ranges from May 19, 2009 (date of first consent given) to June 30, 2009. During this period, the stock price ranged from $0.42 to $0.90 and caused the fair value of the warrants to increase significantly. Going along with the reclassification to equity the fair values now are “locked in” and remain in additional paid in capital at $8,493,267.

On June 30, 2009 the closing stock price was $0.62, three cents above the exercise price and accordingly, caused the fair value of the warrants which continued to be classified as a liability and accounted for in accordance with SFAS 133, to increase to $5,501,763.

In the three months period ended June 30, 2009, the following journal entries were recorded:

Classified as liability
DR Change in fair value of warrants	$5,467,917
CR Warrant liability		$5,467,917

Reclassification of warrants to equity
DR Change in fair value of warrants	$8,434,474
CR Warrant liability		$8,434,474
DR Warrant liability	$8,493,267
CR Additional paid in capital		$8,493,267

Closing Comments

     We look forward to any further comments you may have regarding the Amendments or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3151.

Yours truly,

CLARK WILSON LLP

Per: “Ethan P. Minsky”

Ethan P. Minsky

EPM/epm
Encl.

cc:	Manas Petroleum Corporation Attn: Ari Muljana, CFO